Exhibit 99.1

PRESS RELEASE

AerCap Annual General Meeting Approves Appointment
of Three New Board Directors

Amsterdam, The Netherlands; May 27, 2010 – AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that its Annual General Meeting of Shareholders (AGM) held on May 27, 2010, appointed Michael Gradon, Niall Greene, and Paul T. Dacier as new members of its Board of Directors. They have been appointed with immediate effect and for a period of four years. Mr. Gradon, Mr. Greene and Mr. Dacier had previously been serving on the Board of Genesis Lease, which AerCap acquired in an all-share transaction in March 2010.

Pieter Korteweg, Chairman of the Board of Directors of AerCap Holdings N.V., said: “I am delighted to welcome Michael Gradon, Niall Greene and Paul Dacier to the Board of Directors. They bring many decades of experience from a wide range of industries to the company, including four decades of working in the aviation industry. I am convinced that AerCap will greatly benefit from their vast knowledge and insight.”

Further information on the composition of the Board of AerCap Holdings N.V. and biographies can be found on the company’s website at www.aercap.com.

All other proposals made to shareholders at the AGM were also accepted.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com